05037709

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50916

SEC RECEIVED FEB 25 2005 PROCESSING WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARTSFIELD CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3775 MANSELL ROAD
(No. and Street)

ALPHARETTA (City) GEORGIA (State) 30022-8247 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DELBERT REICHARDT 770-408-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRAZIER & DEETER, LLC
(Name – *if individual, state last, first, middle name*)

600 PEACHTREE STREET, NE, SUITE 1900, ATLANTA GEORGIA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DELBERT REICHARDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARTSFIELD CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Officer

Title

JANETT B SMOOT MY COMMISSION EXPIRES SEPT 2006 NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTSFIELD CAPITAL SECURITIES, INC.

Table of Contents

December 31, 2004

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

We have audited the statement of financial condition of Hartsfield Capital Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartsfield Capital Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Frazier & Deeter, LLC

February 3, 2005

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Current Assets:	
Cash	$ 83,961
Commissions receivable	29,007
Income taxes receivable	275
Deferred income taxes	2,552
Total current assets	115,795
Warrants	43
Total Assets	$ 115,838

Liabilities and Stockholders' Equity

Current Liabilities:	
Accounts payable	$ 4,287
Commissions payable	36,917
Total current liabilities	41,204
Stockholders' Equity:	
Common stock, no par value; 100,000 shares authorized; 1,500 shares issued and outstanding	12,000
Additional paid-in capital	29,000
Retained earnings	33,634
Total stockholders' equity	74,634
Total Liabilities and Stockholders' Equity	$ 115,838

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2004

Revenues	$ 891,806
Expenses:	
Commissions	653,552
Brokerage fees	106,416
Management fees	9,000
Insurance and fees	6,657
Professional fees	89,512
Office expenses	1,694
Total expenses	866,831
Operating income	24,975
Unrealized loss on warrants	(100)
Income before provision (benefit) for income taxes	24,875
Provision (benefit) for federal and state income taxes:	
Current	2,142
Deferred	(1,648)
Total provision for income taxes	494
Net income	$ 24,381

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2004

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2003	1,500	$ 12,000	$ 29,000	$ 9,253	$ 50,253
Net income	-	-	-	24,381	24,381
Balance, December 31, 2004	1,500	$ 12,000	$ 29,000	$ 33,634	$ 74,634

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

Increase (Decrease) in Cash

Cash flows from operating activities:	
Cash received from clients	$ 936,706
Cash paid for operational expenses	(900,444)
Cash paid for income taxes	(4,264)
Net cash provided by operating activities	31,998
Increase in cash	31,998
Cash, beginning of year	51,963
Cash, end of year	$ 83,961

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income	$ 24,381
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on warrants	100
Changes in assets and liabilities:	
Commissions receivable	44,900
Prepaid expenses	1,595
Deferred income taxes	(1,648)
Accounts payable	3,537
Commissions payable	(38,745)
Income taxes payable	(2,122)
Total adjustments	7,617
Net cash provided by operating activities	$ 31,998

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Hartsfield Capital Securities, Inc. (the Company) is a Georgia corporation incorporated on February 5, 1998 for the purpose of qualifying as a broker-dealer providing services for clients primarily in Europe. The Company was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) effective September 1998 and is a member of the National Association of Securities Dealers (NASD).

The following is a summary of the more important accounting principles and policies followed by the Company:

Revenue recognition

Revenue related to commissions and fees earned resulting from the private placement of securities by issuers and brokering transactions is recognized generally at the "date of closing."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commissions receivable credit risk exposure is limited. Commissions receivable are carried at original contract amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an annual basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At December 31, 2004, there was no allowance for bad debts. Commissions receivable are written off when deemed uncollectible. Recoveries of commissions receivable previously written off are recorded when received. No interest is charged on customer accounts.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires that all deferred tax balances be determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. Deferred taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting which results from using the cash basis for tax reporting and the accrual basis for financial reporting. At December 31, 2004, the Company recognized a deferred income tax asset based on the tax basis of accounting for organizational costs, accounts payable and commissions payable. The Company recognized a deferred tax liability on the tax basis treatment for commissions receivable, prepaid expenses and deferred income recognized on warrants received.

Note 1 - Description of business and summary of significant accounting policies - continued:

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $71,764, which was $66,764 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.57 to 1 at December 31, 2004.

Note 3 - Management fees payable:

The Company has an agreement with Hartsfield Capital Group (HCG) whereby the Company pays HCG $750 a month in management fees for office and supporting services. At December 31, 2004, the Company has no management fees payable.

Note 4 - Warrants:

As part of the compensation for services rendered, the Company received warrants from one of its clients. The warrants give the Company the right to purchase common stock at a particular exercise price. The company applies SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and related interpretations in accounting for its derivative valuation. Accordingly, the Company recognizes the asset and revenue at the grant date based on the fair value and increases and decreases in warrant values as gains and losses in income.

The fair value of each warrant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for Paradigm Medical Industries, Inc. (PMED):

Note 4 - Warrants - continued:

	PMED
Dividend yield	0%
Expected volatility	217.196
Risk-free interest rate	4.00
Expected life	1.5 years

A summary of the status of the Company's warrants as of December 31, 2004 and changes during the year, is presented below:

	PMED	
Fixed Options	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,250	$ 4.00
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding, end of year	1,250	$ 4.00
Options exercisable at end of year	1,250	$ 4.00
Weighted-average fair value of options at grant date		$ 0.82
Weighted-average fair value of options at end of year		$ 0.0335

The PMED warrant has an expiration date of April 7, 2006.

The fair market value of the common stock for PMED as of December 31, 2004 was $0.09.

Note 5 - Income taxes:

At December 31, 2004, deferred tax assets recognized for deductible temporary differences totaled approximately $8,653. Deferred tax liabilities recognized for taxable temporary differences totaled approximately $6,101.

Note 6 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

During the year ended December 31, 2004, the Company had two customers that accounted for 75% of revenues. At December 31, 2004, commissions receivable from these customers totaled $29,007.

SUPPLEMENTAL INFORMATION

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of Hartsfield Capital Securities, Inc. as of December 31, 2004 and for the year then ended, and have issued our report thereon dated February 3, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier + Deeter, LLC

February 3, 2005

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2004

Description	As Previously Stated	Debit	Credit	As Stated
		Assets		
Cash	$ 83,961	$ -	$ -	$ 83,961
Commissions receivable	29,007	-	-	29,007
Prepaid expenses	2,320	-	2,320	-
Income taxes receivable	-	275	-	275
Deferred income taxes	904	1,648	-	2,552
Warrants	143	-	100	43
	$ 116,335	$ 1,923	$ 2,420	$ 115,838
		Liabilities and Stockholders' Equity		
Accounts payable	$ 4,287	$ -	$ -	$ 4,287
Commissions payable	36,917	-	-	36,917
Income taxes payable	615	615	-	-
Common stock	12,000	-	-	12,000
Additional paid-in capital	29,000	-	-	29,000
Retained earnings	33,516	-	118	33,634
	$ 116,335	$ 615	$ 118	$ 115,838
		Revenues and (Expenses)		
Revenues	$ 891,806	$ -	$ -	$ 891,806
Commissions	(653,552)	-	-	(653,552)
Brokerage fees	(106,416)	-	-	(106,416)
Management fees	(9,000)	-	-	(9,000)
Insurance and fees	(6,657)	-	-	(6,657)
Professional fees	(89,512)	-	-	(89,512)
Office expenses	(1,694)	-	-	(1,694)
Unrealized loss on warrants	-	100	-	(100)
Current income taxes	(712)	1,430	-	(2,142)
Deferred income taxes	-	-	1,648	1,648
Net income	$ 24,263	$ 1,530	$ 1,648	$ 24,381

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 2: Explanation of Audit Adjustments

December 31, 2004

	Debit	Credit
Adjustment (1)		
Unrealized loss on warrants	$ 100	
Warrants		$ 100
To record unrealized loss on warrants.		
Adjustment (2)		
Deferred income taxes - asset	$ 1,648	
Deferred income taxes - expense		$ 1,648
To adjust deferred income taxes and record tax benefit.		
Adjustment (3)		
Income taxes payable	$ 615	
Income tax expense	$ 1,430	
Income taxes receivable	$ 275	
Prepaid income tax		$ 2,320
To record income tax provision.		

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition		$ 74,634
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		74,634
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities		74,634
Deductions and/or charges:		
Total nonallowable assets	(2,870)	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	(2,870)
Net capital before haircuts on securities positions		71,764
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	-	-
Net capital		$ 71,764

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2004

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition		$ 41,204
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 41,204
Percentage of aggregate indebtedness to net capital		0.57

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,747
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 66,764
Excess net capital at 1000%	$ 67,644

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 71,149
Net audit adjustments	615
Net capital per previous page	$ 71,764

See independent auditors' report on supplemental information.

Schedule 4: Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2004

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See independent auditors' report on supplemental information.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Hartsfield Capital Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholders
Hartsfield Capital Securities, Inc.
Page Two

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC

Frazier & Deeter, LLC
Atlanta, Georgia
February 3, 2005

Capital as stated in the FOCUS report		74,516	
F&D adjustments to capital			
Deferred tax expense	1,648		
Income tax expense	(1,430)		
Unrealized loss on warrants	(100)		
		118	(1)
F&D adjusted capital		74,634	
Nonallowable assets as stated in the FOCUS report		3,367	
F&D adjustments to nonallowable assets			
Prepaid expenses	(2,320)		
Income taxes receivable	275		
Deferred income taxes	1,648		
Warrants	(100)		
		(497)	(2)
F&D adjusted Nonallowable assets		2,870	
Increase in capital		118	(1)
Less decrease in nonallowable assets		497	(2)
Difference between net capital computations		615	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report		71,149	
Net audit adjustements		615	
Net capital reported in the audited financial statements		71,764	

Hartsfield Capital Securities, Inc.
Year End: December 31, 2004
Adjusting journal entries
Date: 1/1/2004 To 12/31/2004

Number	Date	Name	Account No	Reference	Annotation	Debit	Credit
AJE2	12/31/2004	WARRANTS	2700				100.00
AJE2	12/31/2004	UNREALIZED LOSS	5200			100.00	
		To record unrealized loss on warrants					
AJE3	12/31/2004	PREPAID INCOME TAX	1400				2,320.00
AJE3	12/31/2004	FEDERAL INCOME TAXES	8999			1,640.00	
AJE3	12/31/2004	STATE INCOME TAXES	9000			680.00	
		To expense estimated taxes paid during 2004					
AJE4	12/31/2004	INCOME TAXES PAYABLE	3300			615.00	
AJE4	12/31/2004	STATE INCOME TAXES	9000				615.00
		To write-off income tax payable for taxes paid in 2004					
AJE5	12/31/2004	DEFERRED INCOME TAX ASSET	1700			1,648.00	
AJE5	12/31/2004	DEFERRED INCOME TAXES	9100				1,648.00
		To adjust deferred taxes					
AJE6	12/31/2004	FEDERAL INCOME TAX RECEIVABLE	1600			179.00	
AJE6	12/31/2004	STATE INCOME TAXES RECEIVABLE	1601			96.00	
AJE6	12/31/2004	FEDERAL INCOME TAXES	8999				179.00
AJE6	12/31/2004	STATE INCOME TAXES	9000				96.00
		To record income tax receivable					
						4,958.00	**4,958.00**

Net Income (Loss) **24,380.09**

Prepared by	Reviewed by

Hartsfield Capital Securities, Inc.
Year End: December 31, 2004
Adjusted trial balance

Account	Prelim	Adj's	Reclass	Rep	Annotation	Rep 12/03	Amount Chg	%Chg	L/S
1050 CASH	83,961.00	0.00	0.00	83,961.00		51,962.78	31,998.22	62	A
1150 COMMISSIONS RECEIV	29,007.25	0.00	0.00	29,007.25	C-2	73,907.13	(44,899.88)	(61)	C
1300 PREPAID EXPENSES	0.00	0.00	0.00	0.00		1,870.00	(1,870.00)	(100)	E
1400 PREPAID INCOME TAX	2,320.00	(2,320.00)	0.00	0.00		0.00	0.00	0	E
1600 FEDERAL INCOME TAX	0.00	179.00	0.00	179.00		0.00	179.00	0	C
1601 STATE INCOME TAXES	0.00	96.00	0.00	96.00		0.00	96.00	0	C
1700 DEFERRED INCOME TA	904.00	1,648.00	0.00	2,552.00	FF-3	904.00	1,648.00	182	E
2700 WARRANTS	143.20	(100.00)	0.00	43.20	E-2	143.20	(100.00)	(70)	B
3050 ACCOUNTS PAYABLE	(4,287.82)	0.00	0.00	(4,287.82)	AA-2	(750.00)	(3,537.82)	472	BB
3060 COMMISSIONS PAYABL	(36,916.59)	0.00	0.00	(36,916.59)	AA-2	(75,661.56)	38,744.97	(51)	BB
3300 INCOME TAXES PAYAB	(615.00)	615.00	0.00	0.00		(2,122.00)	2,122.00	(100)	FF
4500 COMMON STOCK	(12,000.00)	0.00	0.00	(12,000.00)	GG-2	(12,000.00)	0.00	0	GG
4600 PAID-IN CAPITAL	(29,000.00)	0.00	0.00	(29,000.00)	GG-2	(29,000.00)	0.00	0	HH. 1
4800 RETAINED EARNINGS	(9,253.95)	0.00	0.00	(9,253.95)	GG-2	19,783.03	(29,036.98)	(147)	HH. 2
5100 COMMISSIONS	(891,806.42)	0.00	220,000.00	(671,806.42)	PL-2	(491,380.84)	(180,425.58)	37	20
5111 CONSULTING INCOME	0.00	0.00	(220,000.00)	(220,000.00)	PL-2	(63,975.00)	(156,025.00)	244	20
5200 UNREALIZED LOSS	0.00	100.00	0.00	100.00		30.80	69.20	225	70
5900 OTHER INCOME	0.00	0.00	0.00	0.00		(13,600.94)	13,600.94	(100)	20
7000 BANK CHARGES	0.00	0.00	0.00	0.00		55.50	(55.50)	(100)	50
7050 BLANKET BOND RENE\	369.00	0.00	0.00	369.00		0.00	369.00	0	55
7100 COMMISSIONS EXPEN!	653,551.73	0.00	0.00	653,551.73	PL-2	410,826.82	242,724.91	59	40
7200 DUES AND SUBSCRIPT	207.90	0.00	0.00	207.90		103.95	103.95	100	50
7600 CLEARING FIRM RETEI	54,648.01	0.00	0.00	54,648.01		53,905.62	742.39	1	55
7800 NASD FEES	3,915.00	0.00	0.00	3,915.00		2,110.00	1,805.00	86	45
7850 SIPC FEES	0.00	0.00	0.00	0.00		150.00	(150.00)	(100)	45
8000 INSURANCE	0.00	0.00	0.00	0.00		369.00	(369.00)	(100)	45
8100 E&O INSURANCE	1,500.00	0.00	0.00	1,500.00		1,188.00	312.00	26	45
8150 SIC FEES	1,212.37	0.00	0.00	1,212.37		1,470.69	(258.32)	(18)	45
8200 FINES & PENALTIES	0.00	0.00	0.00	0.00		10,000.00	(10,000.00)	(100)	45
8250 MANAGEMENT FEES	9,000.00	0.00	0.00	9,000.00		9,000.00	0.00	0	42
8400 TRADING FEES	5.00	0.00	0.00	5.00		1,240.00	(1,235.00)	(100)	55
8500 MISCELLANEOUS	1,173.22	0.00	0.00	1,173.22		859.61	313.61	36	50
8550 OFFICE SUPPLIES	122.26	0.00	0.00	122.26		73.46	48.80	66	50
8560 TELEPHONE	24.60	0.00	0.00	24.60		0.00	24.60	0	50
8570 POSTAGE AND DELIVE	167.92	0.00	0.00	167.92		0.00	167.92	0	50
8700 PROFESSIONAL FEES	23,511.57	0.00	0.00	23,511.57		7,510.00	16,001.57	213	43
8800 REGISTRATION FEES	30.00	0.00	0.00	30.00		240.00	(210.00)	(88)	45
8850 SERVICES	66,000.00	0.00	0.00	66,000.00	PL-2	22,000.00	44,000.00	200	43
8950 TICKET TRANSACTION	51,393.75	0.00	0.00	51,393.75	PL-2	11,943.75	39,450.00	330	55
8999 FEDERAL INCOME TAX	0.00	1,461.00	0.00	1,461.00		1,630.00	(169.00)	(10)	80
9000 STATE INCOME TAXES	712.00	(31.00)	0.00	681.00		652.00	29.00	4	80
9100 DEFERRED INCOME TA	0.00	(1,648.00)	0.00	(1,648.00)		4,561.00	(6,209.00)	(136)	80
	0.00	0.00	0.00	0.00		0.00	0.00	0	
Net Income (Loss)	24,262.09			24,380.09		29,036.58	(4,656.49)	(16)	

Prepared by	Reviewed by

2/22/2005
3:54 PM

WTB

Hartsfield Capital Securities, Inc.
Year End: December 31, 2004
Reclassifying journal entries
Date: 1/1/2004 To 12/31/2004

Number	Date	Name	Account No	Reference	Annotation	Debit	Credit
AJE1	12/31/2004	COMMISSIONS	5100			220,000.00	
AJE1	12/31/2004	CONSULTING INCOME	5111				220,000.00
		To reclass consulting income					
						220,000.00	**220,000.00**

Net Income (Loss) **24,380.09**

Prepared by	Reviewed by

2/22/2005
3:54 PM

RJE